EXHIBIT 99.30
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                                    FEE RULE

                                  FORM 13-502F1
                 ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS
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REPORTING ISSUER NAME:              ADVANTAGE ENERGY INCOME FUND
                                    --------------------------------------------
FINANCIAL YEAR ENDING, USED IN
CALCULATING THE PARTICIPATION FEE:  DECEMBER 31, 2005
                                    --------------------------------------------

COMPLETE ONLY ONE OF 1, 2 OR 3:

1.  CLASS 1 REPORTING ISSUERS (CANADIAN ISSUERS - LISTED IN CANADA AND/OR
    THE U.S.)

TRUST UNITS (INCLUDING TRUST UNITS ISSUABLE ON EXCHANGE OF THE EXCHANGEABLE
SECURITIES OF A SUBSIDIARY OF THE FUND)

MARKET VALUE OF EQUITY SECURITIES:
----------------------------------
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year

Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph
2.5(a)(ii)(A) or (B) of the Rule)                                            X

Market value of class or series                                              =                        (A)

                                                                                            $ 985,051 (A)
                                                                                            -------------
MARKET VALUE OF CORPORATE DEBT OR PREFERRED SHARES OF REPORTING ISSUER OR
SUBSIDIARY ENTITY REFERRED TO IN PARAGRAPH 2.5(B)(II):
[PROVIDE DETAILS OF HOW DETERMINATION WAS MADE.]                                                      (B)
                                                                                            -------------

(Repeat for each class or series of corporate debt or preferred shares                      $ 162,974 (B)
                                                                                            -------------

TOTAL CAPITALIZATION (ADD MARKET VALUE OF ALL CLASSES AND SERIES OF EQUITY
SECURITIES AND MARKET VALUE OF DEBT AND PREFERRED SHARES) (A) + (B) =                       $  1,148,025
                                                                                            -------------

TOTAL FEE PAYABLE IN ACCORDANCE WITH APPENDIX A OF THE RULE                                 $     50,000
                                                                                            -------------

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable    x    Number of entire months remaining in the Issuer's
                                          financial year
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                                             12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule)